Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to investors of Baker Hughes Incorporated:

1 © 2016 Baker Hughes Incorporated. All Rights Reserved. © 2016 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR PROPRIETARY INF ORM ATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHE R AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES’ INTEREST. Creating the Productivity Leader in the O&G Industry June 2017 DRAFT – 6/4

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

© 2016 Baker Hughes Incorporated. All Rights Reserved.

2

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

© 2016 Baker Hughes Incorporated. All Rights Reserved.

3

BAKER HUGHES

4 © 2016 Baker Hughes Incorporated. All Rights Reserved. Baker Hughes plans to combine with GE Oil & Gas Contents : • Overview of Transaction • Benefits of Transaction • Process & Board Role • Post - Combination Company Governance Oil & Gas

Overview of transaction

Combine Baker Hughes with GE Oil & Gas ... former Baker Hughes shareholders own 37.5%, GE owns 62.5%

- Create new, publicly traded company with separate investor base
- GE to contribute $7.4B to fund cash dividend to Baker Hughes shareholders upfront
- Close expected mid-2017

Combination of Baker Hughes and GE Oil & Gas establishes a new industry leader

- Global reach with operations in ~120 countries
- 2x scale, complementary capabilities, more diversified
- Can weather the cycle in short term & over time; significantly levered to recovery
- Creating an unparalleled fullstream digital industrial service company for the industry

Platform is positioned to deliver substantial customer value

- Technical solutions → productivity
- Best digital platform
- Global execution

Synergy opportunity is substantial ... cost and revenue

- ~$1.6B of EBITDA from synergies (~$1.2B cost & ~$0.4B revenue) by 2020


(Former)
BAKER HUGHES
shareholders
62.5%
voting rights
0%
economic rights
Class B Common Stock
Class A Common Stock
37.5%
voting rights
100%
economic rights
Newco LLC common units (62.5%)
(New)
BAKER HUGHES
Newco LLC common units (37.5%); Managing Member*
Newco LLC
(successor to Baker Hughes by Conversion)
GE Oil & Gas / Historical Baker Hughes Business

*These Common Units will be owned directly by EHHC Newco, LLC ("EHHC") and CFC Holdings, LLC, both of which are wholly owned subsidiaries of new Baker Hughes, and EHHC will also be the managing member of Newco LLC

5

© 2016 Baker Hughes Incorporated. All Rights Reserved.

6 © 2016 Baker Hughes Incorporated. All Rights Reserved. A compelling, transformational combination The best partner to Oil & Gas customers • Offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain from molecule to megawatt Brings together two leading industry players • Deep history of technical innovation More innovative solutions to market faster and more cost effectively • Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities Best - in class physical + digital technology • C ombine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry - leading Digital Platform Value creation for customers and shareholders • P ositioned to weather short - term volatility and participate in industry upcycle

7 © 2016 Baker Hughes Incorporated. All Rights Reserved. Demand Supply Right time in cycle … strong long - term fundamentals Factors driving industry Oil • Supply & demand tightening as inventory levels continue to warrant caution • New investment in oil & gas projects needed 2016 2025 4.0+ Gas • Gas gaining share in global energy mix, playing stronger role in power generation • LNG required to connect demand to supply (2x trade vs. 2000) ( Mbbl /d) (TCM/Y) Customer expectations Transaction assumes slow recovery … $45 - 60/ bbl through 2019 + Increasing requirements for solutions offering + Focusing on cost savings & standardization + Driving efficiency & productivity with digital + Capex to opex switch 3.5 % of Global energy mix 23% 24 - 25% Q1'15 Q3'15 Q1'16 Q3'16 Q1'17 Q3'17 Q1'18 Q3'18 Implied Balance (RHS) (Supply – Demand) 1 0 0 98 96 94 3 2 1 0 102 92 (1) Gas Demand LNG Gas… 1.5 - 2% CAGR LNG… 4 - 5% CAGR Source: IEA, Rystad Energy, Morgan Stanley Research, BP Energy Outlook 2017

8 © 2016 Baker Hughes Incorporated. All Rights Reserved. $23.4 $28.5 $51.9 $13.7 $65.6 Deal valuation at announcement Average Valuation Benchmark s Combined value BHI market cap a ) GE Oil & Gas Equity Value Plus: Synergy PV Total New BHI Value to BHI shareholders Cash dividend Total value to BHI BHI share (37.5% x $ 65.6B ) $24.6 $7.4 $32.0 ($ in billions) OFSE b ) OFS c ) ~11.8x / ~18.3x ~9.3x / ~16.8x 20% / 17% 20% / 13% Implied Price/sh ~$55 ~$76 ~$58 Through the cycle EBITDA/EBIT% ’18x EBITDA/EBIT ’18E EBIT $1.8B @ 15.8x ’18E EBITDA $2.4B @ 11.8x Total premium: ~37% a) Based on undisturbed price as of October 27, 2016 b) OFSE (Oilfield Services & Equipment) benchmark includes FMC, Dril - Quip, NOV, Weir, Flowserve c) OFS (Oilfield Services) benchmark includes Schlumberger, Halliburton, Baker Hughes, Weatherford

9 © 2016 Baker Hughes Incorporated. All Rights Reserved. Baker Hughes (BHI) announces merger agreement with Halliburton (HAL) During regulatory approval process, BHI and GE O&G discuss possible acquisition of BHI businesses if divested for antitrust reasons in connection with HAL transaction BHI/HAL Merger Agreement terminated, HAL pays BHI $3.5B termination fee BHI implements significant reorganization plan; discussions with GE O&G regarding various options continue with BHI Board oversight BHI Board holds special meeting to discuss the valuation and governance structure of the new combined entity, including protections for BHI stockholders following the close of the proposed transaction Potential strategic combinations discussed with emphasis on valuation and governance structure including extensive due diligence and independent advisors Transaction agreement executed after extensive evaluation process Baker Hughes board and management regularly reviewed potential strategic alternatives to maximize stockholder value before concluding that a combination with GE Oil & Gas is in the best interests of our stockholders Transaction Agreement announced b) Nov 16, 2014 Oct 30, 2015 Late Sep – Oct 2016 Apr 30, 2016 May – Aug 2016 Media reports BHI and GE are in talks; GE confirms discussions underway a ) October 27, 2016 October 31, 2016 a) After market close b) Before market open BHI Board holds special meeting with members of senior management to discuss opportunities and challenges posed by a potential strategic combination of GE O&G with BHI Sep 16, 2016 Oct 21, 2016

10 © 2016 Baker Hughes Incorporated. All Rights Reserved. Overview of s hareholder protections Board Composition • New Baker Hughes board will consist of 11 directors; 5 designated by Baker Hughes and 6 designated by GE + Baker Hughes designees : Martin Craighead, Gregory D. Brenneman, Clarence P. Cazalot Jr., Lynn L. Elsenhans , and J. Larry Nichols ; Mr. Craighead will serve as Vice Chairman of the New Baker Hughes Board + GE designees : Jeffrey R. Immelt , W. Geoffrey Beattie, Jamie S. Miller, James J. Mulva , John G. Rice and Lorenzo Simonelli ; Mr. Immelt will serve as Chairman of the New Baker Hughes Board Standstill • Five - year standstill restriction on acquisitions of New Baker Hughes shares by GE among certain other related restrictions Squeeze - out Transactions • Majority of minority stockholder approval condition • Approval of Special Committee of independent non - GE directors Restrictions on Transfer to Third Parties • Two - year lock - up on transfer or sale of any New Baker Hughes shares (includes tax free spin / split - off / RMT), except to GE affiliates, unless approved by the Special Committee of independent non - GE directors • After year 2, permitted to sell in a widely distributed public offering or in connection with a sale to a third party that wo uld own 15% or less of the voting power of shares • After year 5, GE is permitted to transfer all its shares if the buyer agrees to purchase all shares held by non - GE stockholders for the same consideration and on substantially the same terms and, if the buyer does not own the whole company after the transaction, the buyer agrees to assume GE’s obligations under the stockholders agreement or enters into a substantially similar agreement GE Non - Compete • GE will not compete in certain oil and gas activities and other discrete oil and gas related segments from the closing until the expiration of a period of 2 years following the date on which GE no longer controls New Baker Hughes, subject to certain exceptions

A beneficial and value-creating transaction for BHI shareholders

Benefits to BHI shareholders begin immediately

- GE to contribute $7.4B to fund cash dividend, BHI distributes $17.50 per share dividend to shareholders equal to 30%+ of undisturbed share price
- BHI shareholders receive dividend and 37.5% equity of pro-forma business
- Ongoing ownership in a stronger, more competitive business
- Combined company will generate significant free cash flow, allowing the return of cash to the combined investor base through dividends, share repurchases and similar actions

Combined business positioned for future growth and enhanced value creation

- Brings together two leading industry players with deep history of technical innovation
- Shareholder participation in substantial value creation through robust synergy opportunities by 2020
  - $1.2B in cost synergies; $400MM additional EBITDA derived from revenue-related synergies
  - Revenue growth driven by increased customer touch points
  - Capability to provide integrated solutions for customers
  - NPV of EBITDA from synergies ~$13.7B
    - BHI shareholders ~$5.1B
    - GE shareholders ~$8.6B

Strong governance protections for minority shareholders in New Baker Hughes

- Blended leadership team with deep industry experience
  - 11 member board with 5 directors appointed by BHI, including Martin Craighead & J. Larry Nichols
- Ownership interest & voting aligned
- BHI and GE O&G share a similar culture and value system, sharing a commitment to exceeding customer expectations
- Robust long-term protections for BHI shareholders, including standstill agreements, squeeze-out restrictions, and non-compete provisions (as outlined on previous slide)

A win for Baker Hughes shareholders … creating long-term investor value

© 2016 Baker Hughes Incorporated. All Rights Reserved.

11

BAKER HUGHES

12 © 2016 Baker Hughes Incorporated. All Rights Reserved. We ask for your support at our Special Meeting The Baker Hughes Board of Directors recommends that you vote: Item 1 Item 2 Item 3 Item 4 Item 5 FOR the proposal to adopt the Transaction Agreement and thereby approve the Transactions, including the Mergers FOR the Adjournment Proposal FOR the Transaction - Related Compensation Proposal FOR the LTI Plan Proposal FOR the Executive Officer Performance Goals Proposal

13 © 2016 Baker Hughes Incorporated. All Rights Reserved. Appendix: “New” Baker Hughes

"New" Baker Hughes overview

~$34B[a)] revenue **~70,000** employees **>120** countries

Drilling & Evaluation



Completion & Production



LNG & Pipeline Solutions



Refinery & Petrochemical Solutions



Find and produce hydrocarbons

Transport hydrocarbons

Process & market products

Digital Solutions

Broad solutions portfolio … fullstream capability

© 2016 Baker Hughes Incorporated. All Rights Reserved.

a) 2020F

14

Strong complementary portfolio…ability to go fullstream

GE Oil & Gas

	Business segments (% '15 revenue)	Market position
	**Surface (13%)** *Artificial lift (ESP & RLS), surface wellheads, downhole tools, logging services*	◐
	**Subsea Systems & Drilling (26%)** *Trees and wellheads, power & processing, manifolds, risers, BOPs and drilling systems*	●
	**Turbomachinery Solutions (33%)** *Gas turbines, compressors, modular LNG, turboexpanders, heat exchangers*	●
	**Downstream Technology (14%)** *Steam turbines, recip. compressors, pumps, valves and fuel gas systems*	◐
	**Digital Solutions (14%)** *Monitoring, inspection, measurement equipment & services*	●

Baker Hughes

	Business segments (% '15 revenue)	Market position
	**Advanced Drilling Services (24%)** *Directional drilling, measurement and logging while drilling, drilling bits and fluids*	●
	**Logging & Evaluation (6%)** *Wireline & surface logging, reservoir / core analysis, geoscience & seismic services*	●
	**Completions Systems (40%)** *Well construction, completion equipment, wellbore intervention, pressure pumping*	●
	**Production Optimization (22%)** *Artificial lift (ESP, gas lift, progressing cavity pump), chemicals, intelligent production sys.*	●
	**Industrial Services (8%)** *Processing and pipeline services*	◐

● Top 3 in segment ◐ Meaningful footprint
○ Limited presence

© 2016 Baker Hughes Incorporated. All Rights Reserved.

15

BAKER HUGHES

Strong competitive scope and value proposition across the industry

$XB — Industry spend '15
% — Newco presence

UPSTREAM	MIDSTREAM	DOWNSTREAM
FIND AND PRODUCE HYDROCARBONS	TRANSPORT HYDROCARBO[NS]	PROCESS AND MARKET PRODUC[TS]
~$600B	~$100B	~$100B
~60%	~30%	~10%



Drilling & evaluation
Completion & production

Production & surface equipment
Subsea & drilling systems

LNG and pipeline solutions

Refinery & petrochemical solutions

Powered by the GE Store



Imaging & Sensors

Electrical Technologies

Software Sciences & Analytics

PREDIX

Materials

Advanced Manufacturing

Computational Fluid Dynamics

Fullstream combination with GE Store providing best-in-class productivity solutions to customers

© 2016 Baker Hughes Incorporated. All Rights Reserved.

16

BAKER HUGHES

Combined portfolio matches oil field service leaders

($ in billions)

Stage	Segment	2016 Segment Size	GE + Baker Hughes	Schlumberger	Halliburton	Weatherford
Exploration /Early Stages	Geophysical Equipment Services	~$7	○	●	◐	–
Drilling	Drill Bits	~$52	●	●	●	–
	Downhole Drilling Tools		◐	◐	–	●
	Solids Control & Waste Mgmt.		◐	●	●	–
	Drilling & Completion Fluids		●	●	●	–
	Land Contract Drilling		–	◐	–	○
	Rig Equipment		◐	●	–	○
	Drilling Services		●	●	●	◐
	Casing & Tubing and Cementing Services		●	●	●	◐
Completions	Coiled Tubing Services	~$41	●	●	●	○
	Completion Equipment & Services		●	◐	●	●
	Hydraulic Fracturing		●	●	●	◐
	Production Testing		–	●	●	○
	Surface Equipment		●	●	○	○
	Rental & Fishing Services		◐	◐	–	●
	Wireline Logging		●	●	●	◐
Production	Subsea Equipment	~$33	●	●	–	–
	Artificial Lift		●	●	○	●
	Specialty Chemicals		●	◐	◐	–
	Upstream turbomachinery*		●	–	–	–
Mid- / Down-stream	Pipeline*	~$22	●	–	–	–
	LNG liquefaction*		●	–	–	–
	Downstream & Process Equip.*		◐	◐	○	–
	Total 2016 revenue		**$24**	**$29**	**$16**	**$6**

● Top 3 in segment ◐ Meaningful footprint
○ Limited presence * GE management estimate

Source: Spears OMR October 2016, Quest, ThomsonEikon estimates
Note: market segment analysis excludes $10B market for Digital Solutions across up-/mid-/downstream and other industries

© 2016 Baker Hughes Incorporated. All Rights Reserved.

17

BAKER HUGHES

Creating the productivity leader in the O&G industry

Fullstream portfolio

Drilling & Evaluation

Completion & Production

LNG & Pipeline Solutions

Refinery & Petrochemical Solutions

Digital Solutions

#1 or #2 in key segments

+

Productivity drivers

- ✓ Commercial Innovation
- ✓ Digital Transformation
- ✓ Technology Leadership
- ✓ Operations Optimization

Unique differentiators

=

Better outcomes

↓ Cost per Barrel

Faster cycle times

↑ ROI

Execution = Results

© 2016 Baker Hughes Incorporated. All Rights Reserved.

18

BAKER HUGHES

Complementary capabilities

Common Technology DNA

Services capabilities
- ✓ *Established global infrastructure*
- ✓ *Complete upstream offering*

Advanced products
- ✓ *Robust portfolio … offshore & complex reservoir solutions*
- ✓ *Strong development capabilities*

Integrated project management
- ✓ *Customer interaction through out life of field*
- ✓ *Reservoir understanding*

Balanced portfolio
- ✓ *Largest O&G equipment provider*
- ✓ *Full value chain exposure (Upstream–midstream-downstream)*

GE Store
- ✓ *Materials & modeling*
- ✓ *Digital thread*
- ✓ *Global reach / strong balance sheet*

Manufacturing excellence
- ✓ *Best-in-class processes*
- ✓ *Advanced / virtual mfg. capabilities*

Combination creates an industry differentiated solutions provider … ability to better, more efficiently serve our customers


Breadth of portfolio


Geographic presence


Efficiency of operations


New business models

© 2016 Baker Hughes Incorporated. All Rights Reserved.

19

Integrated solutions across the value chain



CAPEX
BAKER HUGHES
OPEX

Offshore completion & production



GE
- ✓ Subsea infrastructure: x-trees, manifolds, processing
- ✓ Well access & control
- ✓ Infrastructure maintenance
- ✓ Rotating equip. for offshore

BAKER HUGHES
- ✓ Subsurface construction
- ✓ Well intervention
- ✓ Stimulation
- ✓ Artificial lift
- ✓ Chemicals

Onshore completion & production



GE
- ✓ Surface wellheads
- ✓ Artificial lift
- ✓ Oilfield power
- ✓ Pumps & compression

BAKER HUGHES
- ✓ Subsurface construction
- ✓ Well intervention
- ✓ Stimulation
- ✓ Artificial lift
- ✓ Chemicals

Evaluation & drilling



GE
- ✓ Well access & control: IWOCS and BOPs
- ✓ Drilling tools
- ✓ Wireline tools

BAKER HUGHES
- ✓ Advanced drilling
- ✓ Drilling support: bits, fluids
- ✓ Wireline logging
- ✓ Subsurface software
- ✓ Reservoir sampling & analysis

Mid & downstream



GE
- ✓ Compression: LNG and pipeline
- ✓ Power generation
- ✓ Measurement & control
- ✓ Gas distribution
- ✓ Valves and flow technology
- ✓ Digital: asset optimization

BAKER HUGHES
- ✓ Chemicals

© 2016 Baker Hughes Incorporated. All Rights Reserved.

20

BAKER HUGHES

Robust EBITDA synergy opportunity


~$26B
~$1.2B
~4.5% cost out
2020F spend
Cost synergies

Cost synergy timing

2018F	2019F	2020F
~$0.6B	~$1.0B	~$1.2B

Drivers	$MM
✓ Sourcing/procurement improvements - Material deflation through combined buy	~$400
✓ Manufacturing & service footprint rationalization - Consolidate properties across extensive footprint	~$200
✓ Process optimization - Advanced manufacturing & digital condition-based maintenance	~$200
✓ SG&A consolidation - Right-size back office, eliminate duplication	~$400
✓ Revenue synergies - Enhanced ability to deliver integrated solutions, address greater scope of projects	~$400

Experienced teams … have successfully managed downturn

© 2016 Baker Hughes Incorporated. All Rights Reserved.

21

BAKER HUGHES

Cost synergy examples

Structural savings

Manufacturing & service optimization

Facilities rationalization

BHI		GE
660	+	560

~25% facility overlap … consolidation opportunity

Material deflation

- Supplier rationalization + volume discounts
- Standardization + demand management

Functional support consolidation

- Process harmonization
- Simplification
- Duplication removal
- Integration

Product cost out

Legacy of manufacturing excellence:
acquisition example … 50% reduction in rod-lift unit cost

- BCC sourcing
- Design changes
- Logistics commonality

Simplification


From: 190+
Unique Units
To:
21
Legacy
Redesigned

Enhancements through digital thread:
Brilliant Factories … 30% reduction in lead time


Programming & Simulation
10+ Technologies
Drawing Simplification
Predictive approach
20+ people
~30%
Automatic Line w/ Robots

© 2016 Baker Hughes Incorporated. All Rights Reserved.

22

BAKER HUGHES

23 © 2016 Baker Hughes Incorporated. All Rights Reserved. Winning in Digital GE Store Digital capabilities Oil & Gas applications MACHINE & EQUIPMENT HEALTH Securely Connect Equipment High Probability of Detection Data - Rich Actionable Insights RELIABILITY MANAGEMENT Collaboration Confidence Around Best Outcomes Identify Emerging Problems MAINTENANCE OPTIMIZATION Balance Performance & Reliability Optimize Maintenance Maintenance Strategy Digital Thread Becoming the Digital Industrial standard within the industry … driving integrated customer outcomes Oil & Gas Ecosystem + Physics Analytics Applications Asset Performance Management Brilliant Factory Intelligent Environments Operations & Process Optimization Production Optimization From molecule to power generation The power data coming to O&G to drive improved customer outcomes Digital Twin

24 © 2016 Baker Hughes Incorporated. All Rights Reserved.